                                  SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant           / /

Filed by a party other than the Registrant      /x/

         Check the appropriate box:

/ /      Preliminary Proxy Statement

/ /      Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))

/ /      Definitive Proxy Statement

/ /      Definitive Additional Materials

/x/      Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                            NOONEY REALTY TRUST, INC.

                (Name of Registrant as Specified in Its Charter)

                            THE COMMITTEE TO INCREASE
                              SHAREHOLDER VALUE AT
                            NOONEY REALTY TRUST, INC.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

/x/     No fee required

/ /     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1)     Title of each class of securities to which transaction applies:

         (2)     Aggregate number of securities to which transactions applies:

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

         (4)     Proposed maximum aggregate value of transaction:

         (5)     Total Fee paid:

/ /      Fee paid previously with preliminary materials

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)     Amount previously paid:

         (2)     Form, Schedule or Registration Statement No.:

         (3)     Filing party:

         (4)     Date filed:

                 The Committee to Increase Shareholder Value at
                            Nooney Realty Trust, Inc.
                              1100 Main, Suite 2100
                              Kansas City, MO 64105

                                IMPORTANT UPDATE

                                  June 12, 1997


Dear Fellow Nooney Shareholders:

         In our June 6th letter we asked you not to return your white management proxy card and to review the Committee's proxy material when it became available. We are grateful for the encouragement expressed by many of our fellow shareholders who have chosen to wait. To keep the lines of communication with you open, we are now sending our preliminary proxy statement. This proxy statement currently is on file with the Securities and Exchange Commission but has not yet been released. Therefore, we are still unable to ask for your vote at this time and we have not included our GREEN proxy card for that reason.

                       WE ASK FOR YOUR CONTINUED PATIENCE

         We expect to be able to send the final version of the proxy statement and GREEN proxy card very soon.

         In the enclosed preliminary proxy statement you will find a biography of the Committee's Board nominees and our plan to increase shareholder value. We urge you to review this material at your earliest convenience.

                                    OUR PLAN

o A commitment to increase the value of the Trust's Common Stock by replacing the current Advisor and Property Manager, both Nooney affiliates, and to REDUCE CURRENT FEES BY AT LEAST 10%.
o Ask for your support to modify Article VI of the Bylaws to authorize the Trust to acquire additional real estate holdings by reinvesting available capital or raising additional capital.
o Pursue claims, estimated by the current Board at just under $1,000,000, against the PICO Group, which has acquired a 23.3% interest in the Trust in violation of the Trust's Bylaws.

                               RECENT DEVELOPMENTS

         The current Board has not cooperated with our efforts to communicate with you regarding these matters, so we had no alternative but to seek assistance from the court. On June 5, 1997, KelCor, Inc., which is owned by Mr. David L. Johnson, a Committee Board nominee, and his wife (KelCor being the owner of approximately 4.7% of the Trust's Common Stock), filed a lawsuit in the Circuit Court of St. Louis County, Missouri. The purpose of the suit is to (1) require the Board to provide us information regarding the Trust's shareholders as required by law and to enable us to communicate with all shareholders on a more timely basis, (2) have the Annual Shareholder Meeting postponed to enable us to communicate our concerns to you and to obtain your support regarding the future of the Trust and (3) require the Excess Shares held by the PICO Group to be treated as Excess Shares under the Bylaws, which means, as stated in the Bylaws, that they will not have voting rights at the Annual Meeting. A hearing will be held on June 13, 1997. We will notify you promptly of the outcome.

          ARE YOU AWARE OF THE CURRENT STATE OF AFFAIRS AT YOUR TRUST?

o A cumulative total return on your investment that is more than 44% below the National Association of Real Estate Investment Trusts, the Trust's peer group.
o        No Corporate Governance:
         o No Nominating Committee of the Board of Directors;
         o No Compensation Committee of the Board of Directors; and
         o An Executive Committee that never met during 1996.
o The Advisor and Property Manager contracts were awarded to Nooney affiliates at excessive, non-competitive rates. (The Committee intends to cut these payments by at least 10%.)
o        No Accountability to shareholders, see "Recent Developments," above.
o        Continuing willful violations of the Trust's Bylaws.

         We ask you again to please wait to vote your proxy. The Committee's final proxy material, including our GREEN proxy card, will be available soon.

     If you should have any questions during this intervening period, please call D.F. King & Co., Inc. which is assisting the Committee with this matter. They can be reached, toll-free, at 1-800-326-3006.

         Thank you again for your support.

                                                     Sincerely,



                                                  /s/David L. Johnson
                                                     David L. Johnson, CPA
                                                     For the Committee

                            NOONEY REALTY TRUST, INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                  JULY 3, 1997


                           PRELIMINARY PROXY STATEMENT
                             (SUBJECT TO COMPLETION)
                                       OF
                            THE COMMITTEE TO INCREASE
                              SHAREHOLDER VALUE AT
                            NOONEY REALTY TRUST, INC.

                                IN OPPOSITION TO
                            THE BOARD OF DIRECTORS OF
                            NOONEY REALTY TRUST, INC.

         This Proxy Statement and the enclosed GREEN Proxy Card are being furnished by a group of concerned shareholders who have formed the Committee to Increase Shareholder Value at Nooney Realty Trust, Inc. (the "Shareholder Committee" or the "Committee") to holders (the "Shareholders") of common stock, par value $1.00 per share (the "Common Stock"), of Nooney Realty Trust, Inc., a Missouri corporation (the "Trust"), in connection with the solicitation of proxies by the Shareholder Committee. The proxies will be used at the Annual Meeting of Shareholders, or any other meeting of shareholders held in lieu thereof, and at any and all adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). The Board of Directors of the Trust has scheduled the Annual Meeting to be held on July 3, 1997 at the Pierre Laclede Conference Center, 7733 Forsyth Boulevard, 2nd floor, in Clayton, Missouri, at 10:00 a.m., and has set June 2, 1997 as the record date for determining shareholders entitled to notice of and to vote at such Meeting (the "Record Date"). This Proxy Statement is first being given or sent to Shareholders on or about June __, 1997.

         THIS SOLICITATION IS BEING MADE BY THE SHAREHOLDER COMMITTEE AND NOT ON BEHALF OF THE TRUST'S BOARD OF DIRECTORS.

         YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PLEASE SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND MAIL IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED GREEN PROXY CARD AUTOMATICALLY REVOKES ANY PROXY PREVIOUSLY SIGNED BY YOU.

                          REASONS FOR THE SOLICITATION

         The Shareholder Committee believes that it is in the Shareholders' best interests to oppose the Trust's current Board of Directors and management and to take control of the future of the Trust. The Shareholder Committee's position is based on, among other things, the following reasons:

         (1) The price of the Trust's Common Stock was approximately $20.00 at the time of its initial public offering on or about September 25, 1984. The Common Stock traded on the NASDAQ at only $9.50 on June 2, 1997. Shareholders who held their shares of Common Stock throughout this 13-year period lost more than 50% of their value.

         (2) The financial performance of the Trust under present management has been significantly worse than that of other real estate investment trusts during the same period. Nonetheless, the Shareholder Committee believes that the Trust's Board of Directors and management are taking the actions described below to further entrench current management of the Trust.

         (3) The Shareholder Committee seeks to increase the value of the Common Stock by replacing the Trust's current Board of Directors and management, by expanding the investment activities available to the Trust, and by reducing the fees paid by the Trust to manage the Trust and its real estate holdings (see "The Plans of the Shareholder Committee, Increase Shareholder Value").

         (4) The Shareholder Committee's proposed Board of Directors intends to conduct a thorough investigation of the actions (and failures to act) of the present Board of Directors and management and their affiliated companies (including PICO Holdings, Inc. and its affiliates (collectively referred to herein as the "PICO Group")), and to pursue diligently any remedies that might increase the value of the Common Stock. A few of the actions and failures to act that the Shareholder Committee presently believes warrant investigation include the following:

                  (i) the Trust's Board of Directors and management have allowed and continue to allow the PICO Group to violate the Trust's bylaws (the "Bylaws") by permitting the PICO Group to acquire more than 9.8% of the Trust's Common Stock and possibly acquire additional shares of the Trust in the future (see (iii) below), thereby potentially jeopardizing the tax status of the Trust (see "PROPOSAL IV--MANAGEMENT'S BYLAW AMENDMENT TO ARTICLE VIII");

                  (ii) instead of pursuing the remedies expressly provided in the Bylaws whenever a Shareholder acquires more than 9.8% of the Common Stock, the Trust's Board of Directors, which includes the President and Chief Executive Officer of PICO Holdings, Inc., now seeks to amend the Bylaws to absolve the PICO Group and the Trust's Board of Directors and management from any liability to the Trust arising from such transactions;

                  (iii) the Board of Directors wishes to further enhance its relationship with the PICO Group by nominating another PICO Holdings, Inc. executive officer to the Trust's Board of Directors (to replace the present representative of the PICO Group), and by amending the Bylaws to grant the Board of Directors the right to unilaterally determine whether and to what extent the 9.8% ownership restriction should be enforced in the future; and

                  (iv) the Shareholder Committee believes that these changes not only evidence the desire of the Trust's directors to protect their personal interests and the interests of the PICO Group, but also evidence their attempt to gain the authority to determine who can (and cannot) take control of the Trust, thereby constituting a potential anti-takeover mechanism.

         The Shareholder Committee urges you to sign, date and return the enclosed GREEN Proxy Card. Unless otherwise indicated by you, the GREEN Proxy Card authorizes the persons named therein to vote, and such persons will vote, properly executed and duly returned proxies FOR the election of the Shareholder Committee's nominees for director, FOR the amendment to Article VI of the Bylaws proposed by the Shareholder Committee, which enhances the ability of the Board of Directors to potentially increase the value of the Common Stock by expanding the investment activities available to the Trust, AGAINST the amendment to
Article VI of the Bylaws proposed by the present Board of Directors, which would, among other things, allow the Trust to invest in other real estate investment trusts, AGAINST the amendment to Article VIII of the Bylaws proposed by the Board of Directors to absolve the Trust's Board of Director's and management and the PICO Group of any liability for the accumulation by the PICO Group of more than 9.8% of the Common Stock, and AGAINST the proposal of the Board of Directors to enable the Board to adjourn the Annual Meeting to allow the Board to continue its solicitation of proxies for, among other things, the express purpose of allowing management additional time to gain approval of their proposals. The Shareholder Committee is not presently aware of any other matters to be brought before the Annual Meeting. However, should other matters be brought before the Annual Meeting, the persons named in the proxies will vote in accordance with what they consider to be the best interests of the Shareholders and the Trust.

YOU MAY VOTE FOR THE ELECTION OF THE SHAREHOLDER COMMITTEE'S NOMINEES FOR DIRECTOR, FOR THE SHAREHOLDER COMMITTEE'S AMENDMENT TO ARTICLE VI OF THE BYLAWS, AGAINST THE BOARD OF DIRECTORS' AMENDMENTS TO ARTICLES VI AND VIII OF THE
BYLAWS, AND AGAINST THE BOARD OF DIRECTORS' PROPOSAL TO ENABLE THE BOARD TO ADJOURN THE ANNUAL MEETING TO ALLOW THE BOARD TO CONTINUE ITS SOLICITATION OF PROXIES BY SIGNING AND DATING THE ENCLOSED GREEN PROXY CARD, AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU HAVE ALREADY SUBMITTED A PROXY CARD TO THE BOARD OF DIRECTORS OF THE TRUST, YOU MAY CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ONLY YOUR LATEST DATED, PROPERLY EXECUTED PROXY CARD WILL COUNT AT THE ANNUAL MEETING.

                                    IMPORTANT

         Your vote is important. Regardless of the number of shares you own, please vote as recommended by the Shareholder Committee by signing, dating and mailing your GREEN proxy card. You should discard all white proxy cards you receive from management. Please act today. Time is a critical factor.

         A later dated white management proxy card, even if marked "withhold authority" for the Board's nominees and against their recommendations, will revoke your vote for the Committee. Remember, only your latest dated and signed proxy card counts.

         If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only after receiving your specific instructions. Please call your broker and instruct him/her to execute a GREEN proxy card on your behalf. You should also promptly sign, date and mail your GREEN proxy card when you receive it from your broker. Please do so for each separate account you maintain.

         If you have any questions about giving your proxy or require assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting us on this matter, at (toll-free) 1-800- 326-3066.

                            THE SHAREHOLDER COMMITTEE

         The Shareholder Committee was formed by KelCor, Inc., David L. Johnson, CPA, and Daniel W. Pishny, CPA, who are described below under "Information About the Participants in the Shareholder Committee's Proxy Solicitation; the Proxy Solicitation and Expenses." The Committee was formed to seek ways to improve Shareholder value. The Committee was also formed to attempt to replace the current Board of Directors and management in response to their refusal to pursue remedies against the PICO Group for its accumulation of shares in violation of the Bylaws and their proposal to amend the Bylaws to absolve themselves and the PICO Group from any liability arising from such violation. Other participants include the Shareholder Committee's nominees for director, who are listed and described in detail below under "The Shareholder Committee's Slate."

                                     GENERAL

Proxy Information

         As of the date of this Proxy Statement, the members of the Shareholder Committee beneficially owned, directly or indirectly, 43,113 shares of Common Stock as of the Record Date, representing approximately 4.97% of the issued and outstanding shares of Common Stock. All of these shares were owned by either KelCor, Inc., David L. Johnson or Daniel W. Pishny.

         The shares of Common Stock represented by each GREEN Proxy Card that is properly executed and returned will be voted at the Annual Meeting in accordance with the instructions marked thereon. Executed but unmarked GREEN Proxy Cards will be voted as follows:

     o FOR the Shareholder Committee's nominees for director as the Trust's directors (the cumulative votes represented by a proxy will be cast for such number of the members of such nominees for director at the discretion of the proxies named therein to attempt to elect the maximum number of nominees to the Board under the then prevailing circumstances);

     o FOR the amendment to Article VI of the Bylaws proposed by the Shareholder Committee to enable the Board of Directors to expand the investment activities available to the Trust;

     o AGAINST the amendment to Article VI of the Bylaws proposed by the Board of Directors, which would allow the Trust to invest in other real estate investment trusts;

     o AGAINST the amendment to Article VIII of the Bylaws proposed by the Board of Directors to absolve the Trust's Board of Directors and management and the PICO Group of any liability for the accumulation by the PICO Group of more than 9.8% of the Common Stock; and

     o AGAINST the proposal of the Board of Directors to enable the Board to adjourn the Annual Meeting to allow the Board to continue its solicitation of proxies for, among other things, the express purpose of allowing management additional time to gain approval of their proposals.

         With the exception of the election of seven directors, the proposed Bylaw amendments and the proposal to enable the Board of Directors to adjourn the Annual Meeting to allow the Board to continue its solicitation of proxies and votes, the Shareholder Committee is not aware at the present time of any other matter scheduled to be voted upon by the holders of shares of Common Stock at the Annual Meeting. If any other matter properly comes before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will have the discretionary authority to vote all shares covered by such proxies in accordance with their best judgment with respect to such matter, unless they are directed by a proxy to do otherwise.

         If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only after receiving your specific instructions. Please call your broker and instruct him/her to execute a GREEN proxy card on your behalf. You should also promptly sign, date and mail your GREEN proxy card when you receive it from your broker. Please do so for each separate account you maintain.

Proxy Revocation

         Whether or not you plan to attend the Annual Meeting, the Shareholder Committee urges you to vote FOR the election of the Shareholder Committee's nominees for director, FOR the amendment to Article VI of the Bylaws proposed herein by the Shareholder Committee to enable the Board of Directors to expand the investment activities available to the Trust, AGAINST the amendment to
Article VI of the Bylaws proposed by the Board of Directors, which would, among other things, allow the Trust to invest in other real estate investment trusts, AGAINST the amendment to Article VIII of the Bylaws proposed by the current Board of Directors to absolve the Trust's Board of Directors and management and the PICO Group of any liability for the accumulation by the PICO Group of more than 9.8% of the Common Stock, and AGAINST the proposal of the Board of Directors to enable the Board to adjourn the Annual Meeting to allow the Board to continue its solicitation of proxies for, among other things, the express purpose of allowing management additional time to gain approval of their proposals. Please do so by signing, dating and returning the GREEN Proxy Card in the enclosed postage-paid envelope. You can do this even if you have already voted on the proxy card solicited by the Board of Directors. REMEMBER, ONLY YOUR LATEST DATED PROXY COUNTS.

         Execution of the GREEN Proxy Card will not affect your right to attend the Annual Meeting and to vote in person. Any Shareholder who executes and delivers a proxy for use at the Annual Meeting has the right to revoke it at any time before it is exercised by filing with the Shareholder Committee at c/o D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, or with the Secretary of the Trust at its principal offices located at 7701 Forsyth Boulevard, St. Louis, MO 63105, an instrument revoking it or a duly executed proxy bearing a later date, or by appearing in person and voting at the Annual Meeting. The Shareholder Committee requests that a copy of any revocation sent to the Trust also be sent to the Shareholder Committee at c/o D.F. King & Co., Inc., 77 Water Street, New York, NY 10005. Merely attending a meeting (and not voting) will not revoke any previous proxy that has been duly executed by you. The GREEN Proxy Card furnished to you by the Shareholder Committee, if properly executed and delivered, will revoke all prior proxies.

     THE SHAREHOLDER COMMITTEE URGES YOU TO SIGN, DATE AND MAIL THE GREEN PROXY CARD IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES. PLEASE ACT TODAY.

Quorum and Voting Procedures

         According to the proxy statement furnished to the Shareholders by the Trust's Board of Directors (the "Management Proxy Statement"), there are 866,624 shares of Common Stock of the Trust issued and outstanding and entitled to vote at the Annual Meeting. Only Shareholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Annual Meeting.

         If a Shareholder is a participant in the Trust's Dividend Reinvestment Plan, the proxy card represents the number of full shares in the dividend reinvestment plan account, as well as shares registered in the participant's name. All proxies will be voted in accordance with the instructions given in the proxy.

         The Shareholder Committee believes that at least 98,432 shares of the Common Stock owned by the PICO Group, and perhaps up to 117, 132 shares, constitute "Excess Shares" under the Trust's Bylaws. This represents the number of shares held at one time by the PICO Group in excess of 9.8% of the outstanding shares, and thus are not entitled to vote at the Annual Meeting (see discussion below in "PROPOSAL IV--MANAGEMENT'S BYLAW AMENDMENT TO ARTICLE VIII") KelCor, Inc., a member of the Committee, filed a lawsuit on June 5, 1997, in the Circuit Court of St. Louis County, Missouri, seeking, among other things, a temporary restraining order and a declaratory judgment declaring the shares held by the PICO Group in excess of 9.8% of the outstanding shares of the Trust to be treated as "Excess Shares" under the Bylaws and prohibiting the PICO Group from voting such Excess Shares at the Annual Meeting. The Court scheduled a hearing on June 13, 1997, during which the Court will receive oral and written arguments regarding the issues presented in the suit.

         Holders of Common Stock have one vote for each share with respect to all matters to be considered at the Annual Meeting except for the election of directors, and have cumulative voting rights with respect to the election of the seven individuals who will serve on the Board of Directors. Cumulative voting rights entitle a Shareholder to cast in favor of one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned by such Shareholder, or to distribute such votes on the same principle among two or more nominees, as such Shareholder sees fit. In the event additional persons are nominated for the position of director, the proxy holders may cumulate and cast their votes, at their discretion, among all or less than all of the nominees in such proportions as they see fit. The seven nominees for director receiving the highest number of votes at the Annual Meeting will be elected. Under the Shareholder Committee's proposed plan, the cumulative votes represented by a proxy will be cast for such number of their nominees at the discretion of the proxies named herein to attempt to elect the maximum number of nominees to the Board under the then prevailing circumstances.

         The affirmative vote of a majority of the issued and outstanding shares of the Trust is required to amend the Bylaws as described in the Shareholder Committee's Proposals II, III and IV under this Proxy Statement. Subject to the cumulative voting procedure set forth above, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting is required to elect directors, to adjourn the Annual Meeting to allow for additional solicitation of proxies or votes and to act on any other matters properly brought before the Annual Meeting. Shares represented by proxies marked "withhold authority" with respect to the election of any one or more nominees for election as directors, proxies marked "abstain" on amendments of the Bylaws or the proposal to enable the Board of Directors to adjourn the Annual Meeting to allow for additional solicitation of proxies, and proxies marked to deny discretionary authority on other matters, will be counted for the purpose of determining the number of shares represented by proxy at the Annual Meeting. Such proxies will have the same effect as if the shares represented thereby were voted against such nominee or nominees, against the amendments to the Bylaws, against the proposal to enable the Board of Directors to adjourn the Annual Meeting to allow for additional solicitation of proxies or votes and against such other matters, respectively. Shares not voted on proxies returned by brokers, banks or nominees will have the same effect as shares voted against the amendments to the Bylaws and will be treated as not represented at the Annual Meeting with respect to the election of directors, the proposal to enable the Board of Directors to adjourn the Annual Meeting to allow for additional solicitation of proxies and other matters.

         The current Board of Directors has indicated in the Management Proxy Statement that the affirmative vote of 62.0% of the issued and outstanding shares of the Trust will be required to amend Article VIII of the Bylaws as described in Proposal A of the Management Proxy Statement (not Proposal III of this Proxy Statement). Although an amendment to the Trust's Bylaws only requires the affirmative vote of a majority of the issued and outstanding shares of the Trust, the current Board of Directors of the Trust has elected to require the greater percentage described above (62.0%) with respect to the matters described in its Proposal A to eliminate the voting rights of 98,895 shares purchased by the PICO Group, which may be ineligible to vote with respect to the matters described in Proposal A because they were acquired in violation of the Bylaws.

                        PROPOSAL I--ELECTION OF DIRECTORS

The Shareholder Committee's Slate

     David L. Johnson, CPA, Daniel W. Pishny, CPA, John W. Alvey, CPA, Mr. Danley K. Sheldon, CPA, Mr. Bryan P. Collins, Mr. Scott L. Kotick, and Robert B. Thomson, Esq., constitute the Shareholder Committee's slate (the "Slate") for election to the Trust's Board of Directors at the Annual Meeting. Biographical data on the Slate is set forth below.

  Nominee             Age   Position

  David L. Johnson    41    Chairman  and  Chief  Executive  Officer  of  Maxus
                            Properties, Inc.; Vice President of KelCor, Inc.

  Daniel W. Pishny    35    President  and  Chief  Operating  Officer  of  Maxus
                            Properties, Inc.

  John W. Alvey       39    Executive Vice President and Chief Financial Officer
                            of Maxus Properties, Inc.; President of KelCor, Inc.

  Danley K. Sheldon   36    President of Ferrellgas, L.P.

  Bryan P. Collins     43   Vice President and Division Director of Payless
                            ShoeSource, Inc.

  Scott L. Kotick      42   National Director of Acquisitions for the National
                            Partnership Investments Corp.

  Robert B. Thomson    50   Attorney in private practice


DAVID L. JOHNSON, CPA Mr. Johnson is Chairman, Chief Executive Officer, and 4617 NW Normandy Lane majority shareholder of Maxus Properties, Inc. Kansas City, MO 64116 ("Maxus"), a Missouri corporation located at 1100 Main,
                         Suite  2100,   Kansas  City,   Missouri   64105,   that
                         specializes  in  commercial   property  management  for
                         affiliated  owners.  Maxus employs more than 200 people
                         to manage 41 commercial properties, including more than
                         6,400 apartment units and 300,000 square feet of retail
                         and office space.  Mr.  Johnson is also  currently Vice
                         President  of  KelCor,  Inc.  ("KelCor"),   a  Missouri
                         corporation that specializes in the acquisition of commercial real estate. Mr. Johnson and his wife own all of the issued and outstanding stock of KelCor. Mr.
                         Johnson is a 1978 graduate of the University of Missouri-Columbia. Upon graduation, Mr. Johnson joined the international accounting firm of Arthur Andersen &
                         Co.,  where he was promoted to Tax Manager in 1982.  At
                         Arthur Andersen, Mr. Johnson specialized in structuring real estate transactions for clients. In 1988, Mr.
                         Johnson left Arthur Andersen to pursue a career in the development, syndication and management of commercial and multi-family real estate projects. Mr. Johnson is a licensed real estate broker and a certified public accountant in the State of Missouri. As of the date of this Proxy Statement, Mr. Johnson was the direct owner of 1900 shares of the Common Stock and a beneficial owner of the 41,113 shares of Common Stock held by KelCor. The 1900 shares held by Mr. Johnson directly and the 41,113 shares held by KelCor were purchased on margin accounts with two brokers. As of the date of this Proxy Statement, the amount of indebtedness with respect to the margin accounts for purchases of Common
                         Stock of the Trust was approximately $10,000 and 200,000, respectively.

DANIEL W. PISHNY, CPA    Mr. Pishny is President,  Chief Operating Officer and a
10420 England            minority  shareholder  of Maxus.  Mr. Pishny  graduated
Overland Park, KS  66212 with highest  distinction from the University of Kansas
                         in  1984  where  he   obtained  a  degree  in  business
                         administration. After graduating,
                         he joined the Kansas City office of KPMG Peat  Marwick,
                         an international accounting firm. At KPMG Peat Marwick,
                         Mr. Pishny was promoted to Audit Manager,  specializing
                         in the auditing of financial institutions.  Since 1990,
                         Mr. Pishny worked in the commercial real estate lending
                         departments   of  two  major   Kansas  City   financial
                         institutions.   Mr.  Pishny  is  responsible   for  the
                         day-to-day   operations   of  Maxus  and  its   managed
                         properties. As of the date of this Proxy Statement, Mr.
                         Pishny was the owner of 100 shares of the Common Stock.

JOHN W. ALVEY, CPA       Mr.  Alvey is Executive Vice President, Chief Financial
1943 Larkspur            Officer  and  a  minority  shareholder  of  Maxus   and
Liberty, MO  64068       President of  KelCor.  Mr.  Alvey holds  a degree  from
                         Rockhurst College and a  Masters  of  Accountancy  from
                         Kansas State  University.  In 1982,   Mr.  Alvey joined
                         Arthur  Andersen  &  Co.,  where he was promoted to Tax
                         Manager working primarily on real  estate  matters  for
                         individual  clients.  Mr.  Alvey  joined Maxus in 1988,
                         after spending one year working with a Kansas City-area
                         real estate  company.  Mr.  Alvey  became  President of
                         KelCor  in  1992.  Mr.  Alvey  is  responsible  for the
                         day-to-day  accounting  functions,  risk management and
                         taxes for Maxus and its managed properties.  Mr. Alvey,
                         as  President  of  KelCor,  may  be deemed a beneficial
                         owner of  the  41,113  shares  of  Common Stock held by
                         KelCor.   However,  he  disclaims  any  such beneficial
                         interest in the Common Stock held by KelCor.


DANLEY K. SHELDON, CPA Mr. Sheldon is President of Ferrellgas, L.P.,a publicly 421 NW Briarcliff Pkwy traded Delaware limited partnership engaged in the Kansas City, MO 64116 sale, distribution, marketing and trading of propane and other gas  liquids,  located at One Liberty  Plaza,
                         Liberty,  Missouri  64068.  Mr.  Sheldon  oversees  all
                         aspects  of  Ferrellgas'   retail   operations,   which
                         involves  the  retail  distribution  of more  than  600
                         million  gallons of propane to 800,000  customers in 45
                         states.  In addition,  Mr.  Sheldon leads the company's
                         financial and administrative functions from Ferrellgas'
                         headquarters in Liberty,  Missouri.  Mr. Sheldon joined
                         Ferrellgas   in  1986  as  Director  of  Taxation   and
                         Financial  Reporting.  In 1989, he became Treasurer and
                         in  1992  he  was  promoted  to  Managing  Director  of
                         Administration.   He  was   appointed  to  Senior  Vice
                         President,   Chief   Financial   Officer  and  Managing
                         Director  in 1993.  He was  elected  President,  Retail
                         Operations,  in  1996  and  was  named  to his  current
                         position  in  1997.  Before  joining  Ferrellgas,   Mr.
                         Sheldon  worked as a tax manager for Arthur  Andersen &
                         Co. in Omaha.  Mr.  Sheldon
                         holds  a  degree  in  business administration from Iowa
                         State  University.   He  graduated in 1981. Mr. Sheldon
                         serves  on  the  Board of  Directors of Blue Cross/Blue
                         Shield of Kansas City, Missouri and is a member of the Kansas City Economic Development Commission.

BRYAN P. COLLINS, SR.    Mr. Collins is Vice President and Division Director  of
1708 Prestwick Dr.       Payless  ShoeSource,   Inc.,  a  Missouri   corporation
Lawrence, KS 66047       located  at 3231  East  Sixth  Street,  Topeka,  Kansas
                         66607.  Payless is the largest family footwear retailer
                         in the United  States.  Bryan P.  Collins has served as
                         Payless  ShoeSource's  Senior Vice President,  Division
                         Director of Parade of Shoes  since  December  1996.  He
                         also  served  as  Payless   ShoeSource's   Senior  Vice
                         President  and  General  Merchandise  Manager,  Women's
                         Division  (January  1994-December  1996),  Senior  Vice
                         President,   General   Merchandise   Manager,   Women's
                         Seasonal/Leisure   (October  1991-January  1994),  Vice
                         President,     Merchandise     Administration    (March
                         1991-September  1991),  and Vice President,  Divisional
                         Merchandise Manager (1982-1985).  Mr. Collins commenced
                         his employment  with Payless  ShoeSource in 1975 in the
                         distribution  area. Before rejoining Payless ShoeSource
                         in 1991, Mr. Collins was employed by Topline Imports as
                         President   (1989-1991),   Executive   Vice   President
                         (1987-1989)  and  Marketing  Manager  (1985-1987).  Mr.
                         Collins is a 1975 graduate of Emporia State University with a degree in Business Administration. As of the date of this Proxy Statement, Mr. Collins owns 100 shares of Common Stock.

SCOTT L. KOTICK          Mr. Kotick is the National Director of Acquisitions for
344 N. Columbia Ave. National Partnership Investments Corp. ("NAPICO"), a Columbus, OH _______ company located in Beverly Hills, California, whose principal  business  is real  estate  syndication.  Mr.
                         Kotick  is  primarily   responsible  for   identifying,
                         structuring,  and acquiring  qualified  properties  for
                         each NAPICO Tax Credit Fund. Prior to joining NAPICO in
                         1992, Mr. Kotick was Director of Acquisitions  and Vice
                         President   of   M.P.I.   General,   Inc.,   a  private
                         multifamily  real  estate  syndication  firm in Beverly
                         Hills.  From 1986 to 1988, Mr. Kotick had dual roles as
                         Vice  President of Colony  Timber,  Inc.,  where he was
                         responsible  for the  acquisition of timberlands in the
                         United   States  and  as   controller   of  Branch  and
                         Associates, a real estate consulting firm. From 1976 to 1978, Mr. Kotick was employed as a tax senior with Arthur Andersen & Co. He is a frequent speaker at various national affordable housing conferences and workshops. Mr. Kotick received a degree from Florida State University.

ROBERT B. THOMSON        Mr.Thomson is an attorney in private practice in Kansas
1100 Main, Suite 2101 City, Missouri. His practice emphasizes real estate, Kansas City, MO 64105 corporate, securities and financing law. Mr. Thomson
                         graduated   first  in  his  law  school  class  at  the
                         University of Missouri - Kansas City in 1972. After serving as a law clerk for a federal judge, he joined a large law firm in Kansas City where he ultimately served as Chairman of the Board of Directors. In 1988, he became General Counsel, Secretary and member of the Board of Directors of Tri-State Motor Transit Co.,
                         Inc., a  publicly-held  company  listed on the American
                         Stock Exchange. After orchestrating a privatization merger in 1990, he started his own law practice. Since
                         1987, Mr. Thomson has served as a Trustee for the Kansas City, Missouri Police and Civilian Retirement
                         Fund, overseeing investments in excess of one-half billion dollars.

         The Board of Directors of the Trust has a single class of directors. At each annual meeting of Shareholders, the directors are elected to a one year term. The current Board was elected on or about May 14, 1996. The slate of nominees proposed by the Shareholder Committee, if elected, would serve as directors for terms expiring on or about May 12, 1998, or until the due election and qualification of their successors. The Shareholder Committee has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected. However, in the event that any member of the Slate should become unavailable for any reason, or should it become necessary or appropriate for the Shareholder Committee to nominate additional persons, the Shareholder Committee will seek to vote, to the extent permitted by law, the proxies for such other persons as it nominates. KelCor has agreed to indemnify Messrs. David
L. Johnson, Daniel W. Pishny, John W. Alvey, Danley K. Sheldon, Bryan P. Collins, Scott L. Kotick and Robert B. Thomson, and to reimburse them for their reasonable out-of-pocket expenses, for their efforts in connection with this solicitation.

         For information regarding the proposed nominees of the Trust's current Board of Directors, please refer to the Management Proxy Statement.

         Except as described herein and in Appendix A hereto, no member of the Shareholder Committee, the Slate or any of their respective associates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Trust's last fiscal year or in any currently proposed transaction, to which the Trust or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) is the beneficial or record owner of any securities of the Trust or any parent or subsidiary thereof, (iii) is the record owner of any securities of the Trust of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the

Trust, (v) has any arrangements or understandings with any nominee with respect to any securities of the Trust pursuant to which such nominee was selected as a nominee and there exist no such agreements or understandings between any nominee and any other person, or (vi) has any agreement or understanding with respect to future employment by the Trust or any arrangement or understanding with respect to any future transactions to which the Trust will or may be a party.

        During 1992, MBT Partners L.P. ("MBT") and ASF Restaurants Investors I, L.P. ("ASF") filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. David L. Johnson was the president and majority shareholder of DLJ Enterprises, Inc., which was the general partner of MBT and ASF. MBT was successfully reorganized and its only asset was later sold. MBT had three investors all of whom were principals. The ASF bankruptcy resulted from the bankruptcy of a restaurant that was the sole tenant of ASF's single-purpose building. The bankruptcy was dismissed and its sole asset was disposed in a foreclosure sale.

         See "Principal Shareholders" and "Information About the Participants in the Shareholder Committee's Proxy Solicitation; the Proxy Solicitation and Expenses" for information regarding persons who beneficially own more than 5% of the Common Stock and the ownership of the Common Stock by the management of the Trust.

         Each of the nominees has consented to serve as a director and, if elected, intends to discharge his duties as director of the Trust in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

Plans of the Shareholder Committee

         The Shareholder Committee is committed to increase the value of the Trust's Common Stock. The Shareholder Committee also intends to pursue any remedies available to the Trust arising from violations of the Trust's Bylaws and any breaches of fiduciary duty if the new Board Directors determines that it is in the best interest of the Shareholders and that the remedies might increase the value of the Common Stock.

         Increase Shareholder Value

                  Under the current management, the value of the Common Stock has languished since the Trust's inception. If the Shareholders elect the Shareholder Committee's Slate as the Trust's Board of Directors, the new Board and new management will promptly initiate action to increase the value of the Trust's Common Stock.

                  The Shareholder Committee has been advised that the new Board and management will replace the Trust's investment advisor, Nooney Advisors Ltd., L.P. (the "Advisor"), and the Trust's leasing and management agent, Nooney Krombach Company (the "Property Manager"). The Advisor and the Property Manager are affiliates of Nooney Company. The Shareholder Committee is confident that the Trust will increase its revenues and decrease its expenses by replacing those companies.

                  The current Board of Directors renewed the Advisory Agreement between the Trust and the Advisor for a one-year period ending March 31, 1998. The Board of Directors can, however, terminate that Agreement with sixty (60) days' written notice. Although the Advisory Agreement provides for the payment of a fee upon such termination, the Shareholder Committee believes, based on the formula for calculating such fee and the information available to it, that no fee will be due. If any fee is owed, the new Board of Directors will attempt to minimize the cost related to such termination and challenge the fee if it determines it to be commercially unreasonable. The Shareholder Committee anticipates that the lower fees payable to the new adviser will reduce the operating costs of the Trust, which will increase its long-term profitability.

                  The current Board of Directors has also renewed the Management Contract between the Trust and the Property Manager for a one-year period ending March 31, 1998. That Agreement can be terminated without penalty upon sixty (60) days' written notice. The Shareholder Committee is confident that a new property manager will be engaged on economic terms more reasonable than those contained in the existing Management Contract.

                  Maxus has advised the Shareholder Committee Slate that it would agree to act as the advisor and property manager of the Trust for fees that are at least 10% less than the fees presently charged by the Advisor and the Property Manager. Whether these fees can be reduced even more cannot be determined until additional information is available. For a description of Maxus and its relationship to members of the Slate, see "The Shareholder Committee's Slate."

                  After replacing the Advisor and the Property Manager, the new Board of Directors intends to develop a strategy to increase the Trust's profitability and to aggressively pursue that course of action. The new Board of Directors also intends to increase the Trust's earnings by acquiring additional real estate holdings. The Trust will raise the capital necessary for its acquisitions through private placements of equity or debt until the Trust's economic performance allows it to raise additional capital in the public market. Whenever the new Board of Directors determines it is beneficial to the Trust, the Trust will also acquire real estate by exchanging shares of Common Stock with the owners of such properties. All such plans will depend on the Shareholders' approval of Proposal II below, the Shareholders' rejection of Proposal III below, and the then-current real estate and financial market conditions.

         Pursue Claims

                  If the Shareholders elect the Shareholder Committee's Slate, the Shareholder Committee has been advised that the new Board of Directors will initiate an investigation of the actions and failures to act of the current members of the Board of Directors and management, especially with respect to their handling of matters involving the PICO Group. The Shareholder Committee has also advised the new Board that it will investigate the manner in which the PICO

Group increased its holdings of Common Stock during the past 18 months from 78, 961 shares, representing approximately 9.11% of the Trust's outstanding shares, to 202,061 shares, representing approximately 23.3% of the Trust's outstanding shares. The Shareholder Committee understands that the performance of the Advisor and the Property Manager will also be scrutinized by the new Board. The Shareholder Committee believes that if the new Board of Directors determines that it is in the best interest of the Shareholders and that the remedies would increase the value of the Common Stock, the new Board of Directors will cause the Trust to pursue any claims the Trust may have against such parties.

THE SHAREHOLDER COMMITTEE RECOMMENDS A VOTE FOR THE ABOVE LIST OF NOMINEES FOR DIRECTOR.

--------------------------------------------------------------------------------

             PROPOSAL II--SHAREHOLDER COMMITTEE'S BYLAW AMENDMENT TO
                                   ARTICLE VI

Shareholder Committee's Proposal to Amend Article VI of the Trust's Bylaws

         The Shareholder Committee proposes to adopt an amendment to the Trust's Bylaws that would (i) eliminate the Trust's "self-liquidating" policy and (ii) eliminate the restriction relating to the Trust's ability to exchange Common Stock of the Trust for real estate investments.

         A member of the Shareholder Committee has requested the Board of Directors to propose such an amendment because it would allow the Trust to pursue a growth-oriented policy by seeking investment opportunities to increase the return to Shareholders.

         The Trust's self-liquidating policy is contained in Article VI, Section
6.1 of the Trust's Bylaws. The relevant portion of the text is as follows:

         "The Trust is intended to be 'self-liquidating.' Accordingly, it is the policy of the Trustees that the net proceeds of the sale, financing or refinancing of each investment property, except as provided below, will not be reinvested, but will either be distributed to the Shareholders or applied to such capital improvements to, or the payment of indebtedness with respect to, existing properties of the Trust or the payment of any other expenses or the establishment of any reserves, all as the Trustees deem necessary and appropriate. In addition, the Trust may utilize the net proceeds of any sale, financing or refinancing of an investment property to purchase the land underlying any of the Trust's investment properties in cases where the Trust is not already the owner. Also, if, within five (5) years from the effective date of the Trust's registration statement in connection with its initial public offering of Shares, the Trust sells, finances or refinances an investment property, the Trust may reinvest, during such time period, the proceeds of such sale, financing or refinancing. The disposition of a property back to the original seller or an affiliate thereof, whether in the form of a rescission, exchange or resale or pursuant to an option or similar arrangement entered into at or prior to the time of taking title of such property, shall not be deemed a sale, financing or refinancing for the purposes of the self-liquidating aspect to the investment policy of the Trustees."

         The Shareholder Committee believes that it is in the best interests of the Shareholders to amend the Trust's self-liquidating policy to allow the reinvestment of proceeds from the sale, financing or refinancing of its properties. This amendment will allow the Trust to grow by permitting it to seek new investment opportunities. The Shareholder Committee believes that such growth will increase the value of the Common Stock. The Shareholder Committee proposes that Article VI, Section 6.1 of the Trust's Bylaws be amended to delete the foregoing paragraph in its entirety.

         The restriction relating to the ability of the Trust to exchange its Common Stock for any real estate investment is contained in Article VI, Section 6.2(i). The relevant portion of the text is as follows:

         "The Trust shall not:...

                  (i)      Exchange shares for any real estate investment;..."

         The Shareholder Committee believes it is in the best interests of the Shareholders to amend the Trust's Bylaws to permit the Trust to exchange its Common Stock to acquire real estate. Therefore, the Shareholder Committee proposes that Article VI, Section 6.2(i) of the Trust's Bylaws be amended to delete the foregoing paragraph (i) in its entirety and replace it with the following:

                  "(i)     [Intentionally omitted];..."

The effect of this amendment is to omit the restriction presently contained in paragraph (i) without renumbering all subsequent paragraphs.

         If adopted, the Shareholder Committee does not have any current plans to (i) sell, finance or refinance or purchase any real property, or (ii) exchange the Trust's Common Stock for any real estate upon the approval of the amendment to the Trust's Bylaws as described in this Proxy Statement. The Shareholder Committee intends for the Trust to take any one or more of the foregoing actions only when any such action is believed to be in the best interest of the Shareholders and to achieve the Trust's goal of maximizing the Trust's value and the return to the Shareholders. Furthermore, the Shareholder Committee does not believe that this amendment to the Bylaws will impact the Trust's current dividend policy or REIT status.

THE SHAREHOLDER COMMITTEE RECOMMENDS A VOTE FOR THE ABOVE DESCRIBED AMENDMENT TO
ARTICLE VI OF THE TRUST'S BYLAWS.

--------------------------------------------------------------------------------

            PROPOSAL III--MANAGEMENT'S BYLAW AMENDMENT TO ARTICLE VI

Current Management's Proposal to Amend Article VI of the Trust's Bylaws

         The Trust's current Board of Directors, in the Management Proxy Statement, proposed an amendment to Section 6.1 of the Bylaws that is very similar to the amendment proposed by the Shareholder Committee in Proposal II. The Board of Directors' proposed amendment also provides that (i) the paragraph in Article VI, Section 6.1 of the Trust's Bylaws eliminate the self-liquidating policy and (ii) the restriction relating to the ability of the Trust to exchange its common stock for any real estate investment contained in Article VI, Section 6.2(i), be eliminated.

         In addition to the above amendments to Article VI, however, the Trust's current Board of Directors have also proposed to amend Article VI, Section 6.2(d), to eliminate the existing restriction against investing in equity securities of other real estate investment trusts, thereby allowing the Trust to invest in other real estate investment trusts.

         As  discussed   above,  the  Shareholder   Committee   believes  it  is
inappropriate to allow the Board of Directors to invest in other real estate investment trusts because such action is tantamount to delegating the Board's responsibility to determine the appropriate real estate assets in which to invest to the board of directors of another company and results in unnecessary additional advisory fees. The Shareholder Committee believes the decision to invest in other real estate investment trusts is more properly a decision for individual shareholders to make.

THE SHAREHOLDER COMMITTEE RECOMMENDS A VOTE AGAINST THE ABOVE DESCRIBED AMENDMENT TO ARTICLE VI OF THE TRUST'S BYLAWS BY VOTING AGAINST PROPOSAL III.

--------------------------------------------------------------------------------


            PROPOSAL IV--MANAGEMENT'S BYLAW AMENDMENT TO ARTICLE VIII

Current Management's Proposal To Amend Article VIII of the Trust's Bylaws

         The Trust's Bylaws place restrictions on the accumulation of shares by the Trust's shareholders. The Bylaws contain such restrictions to ensure the Trust meets ownership tests necessary to qualify as a "real estate investment trust" or "REIT" for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). Specifically, Section 8.8(a) of the Bylaws provides that no person may acquire, directly or indirectly, in excess of 9.8% of the outstanding shares of the Trust.

         The ownership tests that an entity must meet to qualify as a REIT include, among others, the requirement that, at all times during the second half of the Trust's taxable year, no more than 50% in value of the Trust's shares may be owned, directly or indirectly, by five or fewer individuals (the so-called "closely held test"). If the closely held test is violated, the Trust loses its REIT status for five years (including the year of violation).

         Section 8.8(b) of the Trust's Bylaws provides that any acquisition of shares in excess of 9.8% shall be null and void with respect to the shares that are acquired in excess of the 9.8% limitation (the "Excess Shares"). Section 8.8(b) further provides that any such Excess Shares (i) shall be considered to have been acquired by and held on behalf of the Trust, (ii) shall not be considered outstanding for quorum or voting purposes, and (iii) shall not be entitled to receive dividends, interest or any other distribution.

         The Board of Directors proposes in the Management Proxy Statement an amendment to Article VIII of the Trust's Bylaws. This proposed amendment is not in the best interests of the Trust's shareholders for the following reasons:

         1. The proposed amendment will suspend the application and enforcement of Section 8.8(b) of the Bylaws for all periods on or prior to April 23, 1997. This is a blatant attempt on the part of the Board of Directors to absolve the PICO Group, the Trust's largest shareholder and the only shareholder who appears to have violated the 9.8% limit, from any and all liability for its violation of acquiring shares in excess of 9.8%. The proposed amendment also absolves the current Board of Directors and management from any liability for allowing the PICO Group (which is represented on the Trust's Board of Directors) to violate the Bylaws, and to continue to violate the Bylaws after numerous written notices of such violations.

        2. The proposed Bylaw amendment will enable the Independent Directors of the Trust (which term includes any representatives of the PICO Group) to waive or modify periodically in their discretion any provisions of Section 8.8 of the Bylaws with respect to any shares acquired in excess of the 9.8% ownership threshold so long as the Independent Directors are satisfied that (a) any such acquisition will not result in the disqualification of the Trust as a real estate investment trust or otherwise subject the Trust to tax, and (b) the waiver is in the best interest of the Trust. This amendment grants the "Independent" Directors the authority to select who can and cannot acquire more than 9.8% of the Trust's shares. This essentially allows the "Independent" Directors to selectively enable any group, such as the PICO Group, to continue to increase its stock holdings without affording the same rights to others. This amendment also allows the Board to use its discretion in determining whether the Trust complies with the REIT stock ownership rules rather than enforcing an absolute stock ownership limitation as is currently provided in the Bylaws. The current Board of Directors and management have demonstrated their inability to monitor adequately the stock ownership of the PICO Group in the past.

         3. The proposed Bylaw amendment provides that neither the Trust nor the officers and directors of the Trust are responsible for making determinations with respect to the number of shares that any person shall be deemed to own for purposes of Section 8.8. The effect of this proposed amendment would be that current management would not be accountable for monitoring the share ownership of Shareholders that could jeopardize the Trust's tax status. Furthermore, this proposed amendment would protect management from any liability for violating its fiduciary duties relating to such matters. The Shareholder Committee believes that management should not shirk its responsibility and duty to manage and maintain the real estate investment trust tax status that has attracted investors to purchase Common Stock in the Trust.

     THE SHAREHOLDER COMMITTEE RECOMMENDS A VOTE AGAINST THE ABOVE DESCRIBED AMENDMENT TO ARTICLE VIII OF THE TRUST'S BYLAWS BY VOTING AGAINST PROPOSAL IV.

--------------------------------------------------------------------------------


                PROPOSAL V--MANAGEMENT'S PROPOSAL TO APPROVE ANY
                        ADJOURNMENT OF THE ANNUAL MEETING

         The Management Proxy Statement requests that you vote (either in person or by proxy at the Annual Meeting) to adjourn the Annual Meeting to allow the current Board of Directors to solicit additional votes to obtain a quorum or to obtain more proxies or votes in favor of current management's proposals regarding election of directors and the Bylaw amendments to Article VI and
Article VIII in the Management Proxy Statement. As indicated above, the Shareholder Committee believes all of such proposals should be rejected. Therefore, the Shareholder Committee recommends that you reject the current Board of Directors' attempt to obtain authority to adjourn the Annual Meeting to give them more time to obtain the necessary votes to support their nominees and their proposals.

THE SHAREHOLDER COMMITTEE RECOMMENDS A VOTE AGAINST THE BOARD OF DIRECTORS' PROPOSAL TO ALLOW FOR THE ADJOURNMENT OF THE ANNUAL MEETING TO SOLICIT
ADDITIONAL SHAREHOLDER PROXIES OR VOTES FOR MANAGEMENT BY VOTING AGAINST PROPOSAL V.

                             PRINCIPAL SHAREHOLDERS

         The Management Proxy Statement sets forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by the Trust to own more than 5% of the outstanding shares of Common Stock, (ii) each director of the Trust, (iii) each of the five most highly paid executive officers of the Trust, and (iv) all executive officers and directors of the Trust as a group. Reference is made thereto for such information.

                    INFORMATION ABOUT THE PARTICIPANTS IN THE
                   SHAREHOLDER COMMITTEE'S PROXY SOLICITATION;
                       THE PROXY SOLICITATION AND EXPENSES

The proxies solicited by this Proxy Statement are solicited by the Shareholder Committee. In addition to the Shareholder Committee, John W. Alvey, CPA, Mr. Danley K. Sheldon, CPA, Mr. Bryan P. Collins, Mr. Scott L. Kotick and Robert B. Thomson, Esq., and may be deemed to be

'participants'  in this  solicitation  as that term is defined in Rule  14a-101,
Item 4, under the Securities Exchange Act of 1934, as amended. Proxies may be solicited by members of the Shareholder Committee by mail, telephone, facsimile, telegram and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold of record. The Shareholder Committee will reimburse such institutions for their reasonable out-of-pocket expenses.

         The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by the Shareholder Committee, with funds provided by KelCor, Inc. The Shareholder Committee presently intends to seek reimbursement from the Trust for its reasonable expenses in connection with this solicitation and does not expect to submit such matter to a vote of security holders, unless required by law. The Shareholder Committee has retained D.F. King & Co., Inc. to assist in the solicitation in proxies for a fee of $25,000 to $35,000 and has agreed to reimburse it for its reasonable out of pocket expenses. KelCor, Inc. will indemnify D.F. King & Co., Inc. against liabilities and expenses incurred in connection with the solicitation. Approximately 28 persons will be used by D.F. King & Co., Inc. in its solicitation efforts, which may be made by mail, telephone, facsimile, telegram and in person.

         The Shareholder Committee estimates that its total expenditures relating to the solicitation of proxies will be approximately $200,000. Total expenditures incurred to date relating to this solicitation have been approximately $70,000. In addition to the use of the mails, proxies may be solicited by The Shareholder Committee by telephone, telegram, facsimile and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.

     The following information is provided with respect to KelCor, Inc. For information regarding the other members of the Shareholder Committee (David L. Johnson and Daniel W. Pishny), and Messrs. John W. Alvey, Danley K. Sheldon, Bryan P. Collins, Scott L. Kotick and Robert B. Thomson, please see "The Shareholder Committee's Slate" and Appendix A.

KELCOR, INC.             KelCor,  Inc.  was  organized  in February 1992 for the
1100 Main, Suite 2100    purpose   of   participating   in  the  acquisition  of
Kansas City, MO 64105    commercial  real   estate   and   loans    secured   by
                         commercial  real estate.  Since  inception,  KelCor has
                         participated  in real estate and  related  transactions
                         totaling in excess of $100 million. As indicated herein
                         David L. Johnson and his wife own all of the issued and
                         outstanding stock of KelCor.  KelCor and its affiliates
                         implement   proactive  asset  management   programs  to
                         enhance  property  value and  generate  above-  average
                         returns.   KelCor's  current  mission  is  to  purchase
                         multifamily   projects  and  retail  shopping  centers.
                         KelCor will also purchase loans and pools of loans from
                         lending institutions with
                         a  view to gain control  of  the  underlying  asset  at
                         substantial  discounts from fair market value, based on
                         current  property  cash  flow.  As of the  date of this
                         Proxy Statement,  KelCor was the direct owner of 41,113
                         shares of Common Stock. In addition,  David L. Johnson,
                         an  affiliate  of  KelCor,  owns 1900  shares of Common
                         Stock. As indicated  above, the 1900 shares held by Mr.
                         Johnson  directly and the 41,113  shares held by KelCor
                         were purchased on a margin account with two brokers. As
                         of the date of this  Proxy  Statement,  the  amount  of
                         indebtedness  with  respect to the margin  accounts for
                         purchases   of   Common   Stock   of  the   Trust   was
                         approximately $10,000 and $200,000,  respectively.  For
                         additional   information   regarding  any   contractual
                         arrangements or relationships with the Trust, please see "The Shareholder Committee's Slate" and Appendix A.

                       CERTAIN FORWARD-LOOKING STATEMENTS

         The Shareholder Committee has made forward-looking statements in this Proxy Statement that are subject to risks and uncertainties. Forward-looking statements include those statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, the Shareholder Committee claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                             ADDITIONAL INFORMATION

         Reference is made to the Management Proxy Statement for information concerning the Common Stock, the beneficial ownership of such stock, other information concerning the Trust's management, the procedures for submitting proposals for consideration at the next Annual Meeting of the Shareholders of the Trust, and other matters regarding the Trust and the Annual Meeting. The Trust also is required to provide to Shareholders its Annual Report to Shareholders for the year ended December 31, 1996, which contains information as to the Trust's financial condition and other matters.

         Your vote is important. Regardless of the number of shares you own, please vote as recommended by the Committee by signing, dating and mailing your GREEN proxy card. You should discard all white proxy cards you receive from management. Please act today. Time is a critical factor.

         A later dated white management proxy card, even if marked "withhold authority" for the Board's nominees and against their recommendations, will revoke your vote for the Shareholder Committee. Remember, only your latest dated and signed proxy card counts.

         If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only after receiving your specific instructions. Please call your broker and instruct him/her to execute a GREEN proxy card on your behalf. You should also promptly sign, date and mail your GREEN proxy card when you receive it from your broker. Please do so for each separate account you maintain.

        IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CONTACT:

                              D.F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                           1-800-326-3066 (toll-free)
                                       or
                            (212) 269-5550 (collect)

                                   APPENDIX A

Transactions in the Securities of the Trust within the Past Two Years

     The following table sets forth information with respect to all purchases and sales of shares of Common Stock of the Trust by KelCor, Inc., David L. Johnson, Daniel W. Pishny and Bryan P. Collins. Messrs. David L. Johnson and John W. Alvey may be deemed beneficial owners of KelCor, Inc., and have not engaged in any purchases or sales in any other capacity except as herein provided. Each of the transactions was effected on the open market, except where otherwise noted.

KELCOR, INC.

Shares of Common                 Date of
Stock Purchased (Sold)           Purchase

9,500                            12/28/95
1,000                            01/18/96
3,500                            01/31/96
3,000                            02/01/96
1,013                            02/07/96
1,500                            02/28/96
1,000                            03/21/96
7,000                            03/21/96
4,000                            07/17/96
   200                           07/26/96
1,000                            01/15/97
   400                           01/29/97
1,000                            02/05/97
1,000                            05/28/97
2,000                            05/28/97

DAVID L. JOHNSON

Shares of Common                 Date of
Stock Purchased (Sold)           Purchase

   200                           06/14/96
   200                           06/18/96
   100                           07/10/96
   400                           07/15/96
   200                           07/16/96
   200                           07/25/96
   500                           06/02/97

DANIEL W. PISHNY

Shares of Common                 Date of
Stock Purchased (Sold)           Purchase

   100                           02/21/96

BRYAN P. COLLINS

Shares of Common                 Date of
Stock Purchased (Sold)           Purchase

   100                           05/27/97